              REPORT ON EXAMINATION OF SECURITIES PURSUANT TO RULE 17F-2


To the Board of Directors of Dresdner RCM International Growth Equity Fund A:



We have examined the securities represented by the investment accounts included on the books and records of Dresdner RCM International Growth Equity Fund A ("The Fund") for the period from the date of our last similar examination on February 20, 1998 to July 31, 1998. Our examination was performed without prior notice to the Fund and in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended. It is understood that this report is solely for the use of management of Dresdner RCM International Growth Equity Fund A and the Securities and Exchange Commission and should not be used for any other purpose.

We performed the following procedures with respect to securities owned by The Funds as of the close of business on July 31, 1998:

     All securities owned by the Funds are custodied with State Street Bank and Trust Company ("State Street"). All Deutschemark denominated securities held by the Fund will be custodied with Dresdner Bank AG as Sub Custodian for State Street. All securities custodied with Dresdner Bank AG are custodied in book entry method. All Deutschemark denominated securities owned by Dresdner RCM International Growth Equity Fund A are held in an individual account.

     We reviewed State Street's daily exception report which compares the safekeeping report of securities held by the Fund to those held by Dresdner Bank AG on an individual account basis, from February 20, 1998 (the date of our last security count) to July 31, 1998 noting that the exceptions on the report, if any, for the Fund had been resolved during the period. We agreed securities shown on the State Street safekeeping report to Dresdner Bank AG's custody statement as of the count date.

     Securities designated as securities of the Fund on State Street's safekeeping report were traced to the books and records of the Fund, noting agreement except for securities purchased/sold but not received/delivered on that date, as to which we requested confirmation from the brokers.

     We reviewed the daily reconciliation between Dresdner Bank's records and the records of the central depository, Deutscher Kassenverein AG, ("the DKV") and noted that the exceptions or unmatched items on the report, if any, had been resolved in a timely manner during the period.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the specified investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report related only to the investments specified above and does not extend to any financial statements of Dresdner RCM International Growth Equity Fund A taken as a whole.


                                             /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts                        PricewaterhouseCoopers LLP
October 9, 1998

                 UNITED STATES                       --------------------------
        SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
            WASHINGTON, D.C.  20549                  --------------------------
                                                     OMB NUMBER:      3235-0360
                 FORM N-17F-2                        EXPIRES:
                                                     ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar  HOURS PER RESPONSE    0.05
         Investments in the Custody of               --------------------------
        Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

---------------------------------------------------------------------------------------------------------------------------
 1. Investment Company Act File Number:                                                 Date examination completed:

 811-02913                                                                              July 31,1998
---------------------------------------------------------------------------------------------------------------------------
 2. State identification Number:
     ----------------------------------------------------------------------------------------------------------------------
      AL                   AK                  AZ                   AR                  CA                    CO
     ----------------------------------------------------------------------------------------------------------------------
      CT                   DE                  DC                   FL                  GA                    HI
     ----------------------------------------------------------------------------------------------------------------------
      ID                   IL                  IN                   IA                  KS                    KY
     ----------------------------------------------------------------------------------------------------------------------
      LA                   ME                  MD                   MA                  MI                    MN
     ----------------------------------------------------------------------------------------------------------------------
      MS                   MO                  MT                   NE                  NV                    NH
     ----------------------------------------------------------------------------------------------------------------------
      NJ                   NM                  NY                   NC                  ND                    OH
     ----------------------------------------------------------------------------------------------------------------------
      OK                   OR                  PA                   RI                  SC                    SD
     ----------------------------------------------------------------------------------------------------------------------
      TN                   TX                  UT                   VT                  VA                    WA
     ----------------------------------------------------------------------------------------------------------------------
      WV                   WI                  WY                   PUERTO RICO
     ----------------------------------------------------------------------------------------------------------------------
      Other (specify):
     ----------------------------------------------------------------------------------------------------------------------

  3. Exact name of investment company as specified in registration statement:

       Dresdner RCM International Growth Equity Fund A
---------------------------------------------------------------------------------------------------------------------------
  4. Address of principal executive office (number, street, city, state, zip code):

       4 Embarcadero Center, San Francisco, CA  94111
---------------------------------------------------------------------------------------------------------------------------


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)